PRESS RELEASE                                      SOURCE: First Trust Strategic
                                                             High Income Fund II

FIRST TRUST STRATEGIC HIGH INCOME FUND II ANNOUNCES PLAN FOR TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) - August 17, 2017 - First Trust Strategic High Income Fund II (NYSE: FHY) (the "Fund") announced today that the Fund's Board of Trustees has approved the commencement (subject to certain conditions) prior to or during the week of August 28, 2017, of a cash tender offer for up to 15% of the Fund's outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund's net asset value ("NAV") per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

The commencement of the tender offer is pursuant to an agreement between the Fund and Saba Capital Management, L.P. ("Saba") and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants until January 20, 2020.

The Fund has been advised that Saba will file a copy of the agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to its Schedule 13D.

TENDER OFFER STATEMENT

      The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.


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CONTACT:  Jeff Margolin - (630) 765-7643
SOURCE: First Trust Strategic High Income Fund II